Exhibit 99.1

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(Unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended		Six Months Ended
	March 31	March 31	March 31	March 31
	2011	2010	2011	2010
REVENUE
Loan fee	$31,423	$31,328	$67,016	$65,488
Other income	15,788	9,430	29,514	17,556
	47,211	40,758	96,530	83,044

EXPENSES
Salaries and benefits	18,814	16,412	37,776	32,485
Selling, general and administrative	9,030	6,596	18,248	12,548
Retention payments	6,578	5,300	13,767	10,300
Rent	4,779	3,618	9,397	7,046
Advertising and promotion	1,312	989	2,742	2,296
Provision for loan losses	654	86	1,317	102
Depreciation of property and equipment	2,006	1,436	4,010	3,343
Amortization of intangible assets	227	217	424	431
Class action settlements - Note 8	-	2,715	-	2,815
	43,400	37,369	87,681	71,366

INCOME BEFORE INCOME TAXES	3,811	3,389	8,849	11,678

PROVISION FOR INCOME TAXES
Current	1,319	77	2,715	2,894
Future (recovery)	(8)	1,113	282	1,118
	1,311	1,190	2,997	4,012

NET INCOME AND COMPREHENSIVE INCOME	$2,500	$2,199	$5,852	$7,666

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - Note 10
Basic	17,185,902	16,909,293	17,141,586	16,832,730
Diluted	17,681,467	17,472,466	17,675,129	17,388,797

BASIC EARNINGS PER SHARE
Net income and comprehensive income	$0.15	$0.13	$0.35	$0.46

DILUTED EARNINGS PER SHARE
Net income and comprehensive income	$0.14	$0.13	$0.33	$0.45

  See accompanying notes to interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(Unaudited)
(in thousands)

	Three Months Ended		Six Months Ended
	March 31	March 31	March 31	March 31
	2011	2010	2011	2010
RETAINED EARNINGS, BEGINNING OF PERIOD	$37,548	$25,651	$35,906	$21,860
Dividends on common shares	(2,063)	(1,694)	(3,773)	(3,370)
Net income and comprehensive income for the period	2,500	2,199	5,852	7,666
RETAINED EARNINGS, END OF PERIOD	$37,985	$26,156	$37,985	$26,156

  See accompanying notes to interim consolidated financial statements

INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands)

	March 31	September 30
	2011	2010
ASSETS
Cash - Note 3	$15,360	$19,639
Other receivables - Note 4	11,865	9,940
Consumer loans receivable - Note 5	4,746	4,460
Prepaid expenses and other	1,783	2,437
Current future income taxes	519	614
	34,273	37,090

Long term receivable - Note 4	450	450
Deposits and other	1,161	382
Future income taxes	2,255	2,381
Property and equipment	27,227	24,986
Intangible assets	10,767	10,648
Goodwill - Note 6	39,133	39,108
	$115,266	$115,045

LIABILITIES
Accounts payable and accrued liabilities - Note 7	$15,739	$17,027
Income taxes payable	774	2,116
Current portion of deferred revenue	1,267	1,277
Current portion of deferred lease inducements	463	427
Current portion of obligations under capital leases	1,031	961
	19,274	21,808

Deferred revenue	5,416	5,916
Deferred lease inducements	1,208	1,039
Obligations under capital leases	873	991
Future income taxes	1,997	1,936
	28,768	31,690

SHAREHOLDERS' EQUITY
Share capital - Note 9	44,512	43,468
Contributed surplus - Note 11	4,001	3,981
Retained earnings	37,985	35,906
	86,498	83,355
	$115,266	$115,045

Contingencies - Note 8
Subsequent events- Note 12

  See accompanying notes to interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(in thousands)

	Three Months Ended		Six Months Ended
	March 31	March 31	March 31	March 31
	2011	2010	2011	2010
Cash provided by (used in):

OPERATING ACTIVITIES
Net income	$ 2,500	$ 2,199	$ 5,852	$ 7,666
Items not affecting cash:
Depreciation of property and equipment	2,006	1,436	4,010	3,343
Amortization of intangible assets	227	217	424	431
Provision for loan losses	654	86	1,317	102
Stock-based compensation - Note 11	179	206	397	410
Future income taxes (recovery)	(8)	1,113	282	1,118
	5,558	5,257	12,282	13,070
Change in non-cash operating items:
Other receivables	2,257	2,870	(1,925)	(1,658)
Prepaid expenses, deposits and other	(542)	(221)	(125)	(790)
Income taxes receivable/payable	1,430	(729)	(1,342)	2,191
Accounts payable and accrued liabilities	467	(1,866)	(3,415)	(3,061)
Deferred revenue	(245)	(19)	(510)	(38)
Deferred lease inducements	25	30	205	52
Cash generated by operating activities	8,950	5,322	5,170	9,766

INVESTING ACTIVITIES
Consumer loans receivable	(424)	(118)	(1,603)	(295)
Business acquisitions	-	-	(25)	-
Purchase of intangible assets	(239)	(57)	(543)	(193)
Purchase of property and equipment	(1,617)	(3,498)	(5,986)	(7,034)
Change in accounts payable and accrued liabilities related to property and equipment	875	-	2,127	-
Purchase of long-term investments	-	-	-	(360)
Cash used by investing activities	(1,405)	(3,673)	(6,030)	(7,882)

FINANCING ACTIVITIES
Repayment of obligations under capital leases	(160)	(51)	(313)	(153)
Dividends paid on common shares	(2,063)	(1,694)	(3,773)	(3,370)
Issuance of common shares	327	812	667	1,174
Cash used by financing activities	(1,896)	(933)	(3,419)	(2,349)

INCREASE (DECREASE) IN CASH	5,649	716	(4,279)	(465)
CASH, BEGINNING OF PERIOD	9,711	16,834	19,639	18,015
CASH, END OF PERIOD	$ 15,360	$ 17,550	$ 15,360	$ 17,550

Supplemental cash flow information:
Interest paid	$ 37	$ 28	$ 78	$ 57
Interest received	7	1	13	1
Income taxes paid (inclusive of tax refunds)	(110)	836	4,055	843
Non-cash investing and financing activities:
Capital lease obligations incurred	$ 30	$ -	$ 265	$ -

See accompanying notes to interim consolidated financial statements

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2011, AND 2010 (Unaudited)

(in thousands, except share and per share amounts)

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners in Canada: Cash Store Financial and Instaloans, who act as brokers to facilitate short-term advances and provide other financial services, including, but not limited to, direct lending and facilitating the opening of bank accounts to income-earning consumers. As at March 31, 2011, the Company operated 579 (March 31, 2010 - 489) branches.  The Company has operations in Canada and in the United Kingdom.

Cash Store Financial is a Canadian corporation that is not affiliated with Cottonwood Financial Ltd. or the outlets Cottonwood Financial Ltd. operates in the United States under the name "Cash Store."  Cash Store Financial does not do business under the name "Cash Store" in the United States and does not provide any consumer lending services in the United States.

The Company’s earnings are seasonal.  Typically the Company has its highest revenues in the third quarter followed by the fourth quarter, the first quarter, and then lastly the current quarter.

Note 1 - Significant Accounting Policies

           Basis of Presentation

These unaudited consolidated interim financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) and differ in certain respects from accounting principles generally accepted in the United States of America (U.S. GAAP), as described in Note 14. The unaudited consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All significant inter-company balances and transactions have been eliminated.

The preparation of financial statements in conformity with Canadian and U.S. GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from those estimates made by management.  The carrying values of future income tax assets and liabilities, property and equipment, goodwill and intangible assets, the estimated accrued liabilities related to the class action lawsuits, the allowance for doubtful accounts related to consumer loans and the depreciation periods of property and equipment and the amortization periods of intangible assets, are the more significant items which reflect estimates in these financial statements.

Note 2 - Changes in Accounting Policies and Practices

These unaudited interim consolidated financial statements are prepared in accordance with Canadian and U.S. GAAP for interim financial statements and do not include all of the disclosures normally contained in the Company's annual consolidated financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements and the notes thereto for the fifteen month period ended September 30, 2010 included in the Company's annual report.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2011, AND 2010 (Unaudited)

(in thousands, except share and per share amounts)

Note 2 - Changes in Accounting Policies and Practices (continued)

There have been no changes in accounting policies and practices under Canadian GAAP that have impacted these unaudited interim consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (IFRS)

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (“IFRS”) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with U.S. GAAP. The Company intends to adopt U.S. GAAP instead of IFRS as its primary basis of financial reporting commencing in fiscal 2012.

The intention to adopt U.S. GAAP was also made to enhance communication with shareholders and improve the comparability of financial information reported with its competitors and peer group.

Note 3 - Cash

The significant components of cash are as follows:

	March 31	September 30
	2011	2010
Cash	$12,379	$16,671
Restricted cash	2,981	2,968
	$15,360	$19,639

Restricted cash includes $2,981 (2010 - $2,968) in funds to facilitate claims related to the British Columbia class action lawsuit settlement (Note 8 (a)).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2011, AND 2010 (Unaudited)

(in thousands, except share and per share amounts)

Note 4 - Other Receivables

	March 31	September 30
	2011	2010
Due from investee corporations	$53	$492
Due from suppliers	9,388	7,223
Other	2,874	2,675
	$12,315	$10,390

Included in other is a long-term receivable in the amount of $450 (2010 - $450).

Note 5 - Consumer Loans Receivable

	March 31	September 30
	2011	2010
Short-term advances receivable	$5,382	$3,644
Term loans receivable	1,105	1,327
Allowance for doubtful accounts	(1,741)	(511)
	$4,746	$4,460

Note 6 - Goodwill

	March 31	September 30
	2011	2010
Balance, beginning of period	$39,108	$34,554
Goodwill acquired	25	4,881
Disposal of goodwill	-	(327)
Balance, end of period	$39,133	$39,108

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2011, AND 2010 (Unaudited)

(in thousands, except share and per share amounts)

Note 7 - Accounts Payable and Accrued Liabilities

	March 31	September 30
	2011	2010
Trade accounts payable and accrued liabilities	$3,857	$5,733
Class action settlements - Note 8	981	2,153
Accrued salaries and benefits	2,857	2,725
Amounts due to third party lenders	6,611	5,647
Other	1,433	769
	$15,739	$17,027

Note 8 - Class Action Settlements

(a)	British Columbia
On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc. (Canada), Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. Collectively, the above actions are referred to as the “British Columbia Related Actions”.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the court approved settlement, the Company is to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9,400 in cash and $9,400 in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on the Company’s estimate of the rate of take-up of the available cash and credit vouchers, an expense of $7,715 to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required. As at March 31, 2011, the remaining accrual is $833.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2011, AND 2010 (Unaudited)

(in thousands, except share and per share amounts)

Note 8 - Class Action Settlements (continued)

(b)	Alberta
The Company has been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, as well as certain our customers’ third-party lenders, directors and officers added to the Claim.

The Company conducts business in accordance with applicable laws and is defending the action vigorously.  However, the likelihood of loss, if any, is not determinable at this time.

(c)	Manitoba
On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store (Canada), Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from The Cash Store (Canada) or Instaloans.  The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

The Company conducts business in accordance with applicable laws and is defending the action vigorously.  Further it will be maintained that most of the proposed class members are bound by the judgment in the settlement of the Ontario class action, as approved by the Ontario Superior Court of Justice and that accordingly the action should be dismissed.  However, the likelihood of loss, if any, is not determinable.

Note 9 - Share Capital

(a)	Issued share capital

	March 31		September 30
	2011		2010
	Number of		Number of
	Shares	Amount	Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:

Balance, beginning of period	17,085,727	$43,468	16,959,492	$40,222
Transfer from contributed surplus for stock options exercised - Note 11	-	377	-	1,769
Options exercised	130,487	667	514,034	2,397
Shares repurchased	-	-	(387,799)	(920)
Balance, end of period	17,216,214	$44,512	17,085,727	$43,468

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2011, AND 2010 (Unaudited)

(in thousands, except share and per share amounts)

Note 9 - Share Capital (continued)

(a)	Issued share capital (continued)

On June 30, 2009, the Company announced its intention to make a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, certain of its common shares. The Company purchased and subsequently cancelled 387,799 common shares at a cost of $3,336 for the fifteen months ended September 30, 2010. This bid expired on July 2, 2010.

(b)	Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors.  Options issued under the plan have vesting terms that vary depending on date granted and other factors.  All stock options must be exercised over specified periods not to exceed five years from the date granted.

	March 31		September 30
	2011		2010
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Outstanding, beginning of period	1,019,322	$8.07	1,128,356	$4.72
Granted	-	-	460,000	12.18
Exercised	(130,487)	5.11	(514,034)	4.66
Forfeited	(15,000)	5.52	(55,000)	5.69
Outstanding, end of period	873,835	8.55	1,019,322	8.07
Exercisable, end of period	392,164	$5.45	321,644	$5.00

At March 31, 2011, the range of exercise prices, the weighted average exercise price and weighted average remaining contractual life are as follows:

		Weighted	Weighted
	Number	Average	Average	Number
Fiscal Year Granted	Outstanding	Remaining	Exercise Price	Exercisable
2007	25,000	4 mos.	5.51	25,000
2008	256,600	20 mos.	3.71	231,601
2009	169,733	36 mos.	6.40	59,732
2010	422,502	46 mos.	9.99	75,831
	873,835	35 mos.	$5.45	392,164

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2011, AND 2010 (Unaudited)

(in thousands, except share and per share amounts)

Note 9 - Share Capital (continued)

(c)	Warrants to outside agents (continued)

	March 31		September 30
	2011		2010
		Weighted		Weighted
	Number of	Average	Number of	Average
	warrants	Exercise Price	Warrants	Exercise Price
Balance, beginning of period	150,000	$7.80	150,000	$7.80
Issued	nil	nil	nil	nil
Exercised	nil	nil	nil	nil
Expired	nil	nil	nil	nil
Balance, end of period	150,000	$7.80	150,000	$7.80
Exercisable for shares, end of period	150,000	$7.80	150,000	$7.80

On May 14, 2009, the Company entered into an agreement for the exclusive financing services of a financing agent. In consideration of providing these financial advisory and agency services, non-transferrable warrants to acquire up to a total of 150,000 common shares in the Company were issued at a strike price of $7.80 per share with an expiry on May 14, 2011.

Note 10 - Per Share Amounts

Basic net income per common share is calculated by dividing net income attributable to common shares by the total weighted average common shares outstanding during the period. Diluted net income per common share is calculated to give effect to share option awards and warrants.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to common shares equaled diluted income attributable to common shares for all periods presented.

	For the three months ended		For the six months ended
	March 31	March 31	March 31	March 31
	2011	2010	2011	2010
Basic total weighted average common shares
outstanding	17,185,902	16,909,293	17,141,586	16,832,730
Effect of dilutive securities
Share option awards	345,565	413,173	383,543	406,067
Warrants	150,000	150,000	150,000	150,000
Diluted total weighted average common shares
outstanding	17,681,467	17,472,466	17,675,129	17,388,797

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2011, AND 2010 (Unaudited)

(in thousands, except share and per share amounts)

Note 11 - Contributed Surplus

For stock options granted to certain employees, officers and directors after July 1, 2002, the Company records compensation expense using the fair value method.  Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense, which has been recorded in selling, general, and administrative expenses, with a corresponding increase to contributed surplus. When options are exercised, the fair-value amount in contributed surplus is credited to share capital.

	March 31	September 30
	2011	2010
Balance, beginning of period	$3,981	$4,652
Stock options exercised	(377)	(1,769)
Stock-based compensation expense	397	1,098
	$4,001	$3,981

Note 12 - Subsequent Events

(a)	Dividends
On April 27, 2011, the Company declared a quarterly dividend of $0.12 per common share. The dividend is payable on May 24, 2011, to shareholders of record on May 9, 2011.

(b)	Warrants
On April 26, 2011, the Company received $1,170 of proceeds related to 150,000 warrants being exercised by the financing agent as described in Note 9 (c).

Note 13 - Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

Note 14 - U.S. GAAP Reconciliation

The Company prepares its unaudited interim consolidated financial statements in accordance with Canadian GAAP, which conforms, from a recognition and measurement perspective, in all material aspects applicable to the Company with U.S. GAAP for the periods presented. Presentation differences and additional disclosures required under U.S. GAAP are as follows:

(A)	Consolidated Statements of Cash Flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operating activities before changes in non-cash operating items in the consolidated statements of cash flows. U.S. GAAP does not permit this subtotal to be included in the consolidated statements of cash flows.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2011, AND 2010 (Unaudited)

(in thousands, except share and per share amounts)

Note 14 - U.S. GAAP Reconciliation (continued)

(B)	Allowance for Doubtful Accounts

The following table presents a summary of the activity related to the Company’s allowance for doubtful accounts in relation to our consumer loans receivable.

	March 31	September 30
	2011	2010
Balance, beginning of period	$511	$49
Provisions made during the period	1,317	788
Write-offs during the period	(87)	(326)
Balance, end of period	$1,741	$511

(C)	Long- Term Investments

(a) The Cash Store Australia Holdings Inc.

The Company owns 3,000,000 common shares, or approximately 18.3% (2010 - 18.3%) of the outstanding common shares of The Cash Store Australia Holdings Inc. (AUC), which is listed on the TSX Venture Exchange. Of the 3,000,000 common shares, 900,000 common shares are subject to escrow provisions that prevent the Company from selling these shares until the following dates:

Date	Percentage	Common Shares
September 8, 2011	15%	450,000
March 8, 2012	15%	450,000
	30%	900,000

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. The carrying value of the investment after applying the equity method of accounting was nil at March 31, 2011 and September 30, 2010. The aggregate quoted market value of this investment is $ 4,560.

(b) RTF Financial Holdings Inc.

The Company owns 6,000,000 common shares, or approximately 15.7% (2010 - 15.7%) of RTF Financial Holdings Inc. (RTF).

The Company accounts for the investment under the equity method of accounting as it has significant influence over strategic operating, investing and financing activities due to board representation and management involvement in day to day operations. The difference between the carrying amount of the investment and the underlying equity in net assets of the investee is not significant. The carrying value of the investment after applying the equity method of accounting was nil at March 31, 2011 and September 30, 2010. No aggregate quoted market value of the investment exists as RTF is not publicly traded.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2011, AND 2010 (Unaudited)

(in thousands, except share and per share amounts)

Note 14 - U.S. GAAP Reconciliation (continued)

(D)	Intangible Assets

The estimated aggregate annual amortization expense for the next five years for intangible assets subject to amortization is as follows:

Fiscal year ending September 30	2011	2012	2013	2014	2015
Amortization expense for intangible assets	$1,093	$1,093	$1,093	$1,093	$1,095

(E)	Income Taxes

Under Canadian GAAP, the tax effects of temporary differences are referred to as future income taxes. Under U.S. GAAP, the tax effects of temporary differences are referred to as deferred income taxes.

The Company currently does not have any unrecognized tax benefits. The Company’s tax returns for 2006 to present in Canada remain subject to examination by tax authorities. The Company’s tax returns for 2010 to present in the United Kingdom remain subject to examination by tax authorities.

(F)	Accounts Payable and Accrued Liabilities

Accrued liabilities included in trade accounts payable and accrued liabilities as at March 31, 2011, were $1,808 (2010 - $2,678).

The Company is also involved in other claims related to the normal course of operations. Management believes that it has adequately provided for these claims.

The Company acts as a broker on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by independent third party lenders. The Company has entered into written business arrangements with a number of third party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the subsidiaries. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the subsidiaries may be liable to the lenders for losses they have incurred.  The Company’s contingent risk is the balance of the third party lenders loan portfolio which totalled approximately $104,157 as at March 31, 2011 (2010 - $109,082).

To date, no claims have been made by the third party lenders and no payments have been made or accrued by the subsidiaries pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2011, AND 2010 (Unaudited)

(in thousands, except share and per share amounts)

Note 14 - U.S. GAAP Reconciliation (continued)

(G)	Stock Based Compensation

U.S. GAAP requires the Company to disclose nonvested share options, which is not required under Canadian GAAP. A summary of the status of the Company's nonvested share options as of March 31, 2011, and the changes during the six months ended March 31, 2011, is presented below:

	March 31		September 30
	2011		2010
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Nonvested, beginning of period	697,678	$9.48	661,991	$4.70
Granted	-	-	460,000	12.18
Vested	(216,007)	5.91	(374,313)	4.85
Forfeited	-	-	(50,000)	5.71
Nonvested, end of period	481,671	$11.08	697,678	$9.48

The total intrinsic value of options exercised during the six months ended March 31, 2011 was $1,194 (2010 - $3,610).  The total fair value of options that vested during the six months ended March 31, 2011 was $553 (2010 - $996).

As at March 31, 2011 and September 30, 2010, the aggregate intrinsic value of options outstanding was $5,184 and $7,635, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $ 3,351 and $3,322, respectively.

As at March 31, 2011, there was $1,076 of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 1.8 years.

The Company is authorized to issue 2,044,936 equity share options under its existing stock option plan.

(H)  Financial Instruments

Valuation Techniques:

The fair values of financial instruments have been estimated on the basis of available market quotations or the use of appropriate price modeling commonly used by market participants to estimate fair value. Such modeling, if applicable, includes option-pricing models and discounted cash flow analysis using observable market based inputs to estimate fair value. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows and reflects management’s best estimates using external, readily observable, market data such: as future prices, interest rate yield curves, discount rates for time value, and standard market conventions, as well as, techniques such as discounted cash flow analysis and option-pricing models. However, the methods and assumptions followed to disclose fair values are inherently judgmental. Accordingly, fair values do not necessarily reflect amounts that would be received or paid in the case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies used are as follows:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2011, AND 2010 (Unaudited)

(in thousands, except share and per share amounts)

Note 14 - U.S. GAAP Reconciliation (continued)

(H)  Financial Instruments (continued)

The fair value of cash, other receivables, consumer loans receivable, long-term receivable, accounts payable and accrued liabilities, in all material respects, approximate their carrying value due to the short-term nature of these balances. For obligations under capital leases, the fair values were determined by estimating future cash flows on a borrowing-by-borrowing basis, and then discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at period-end for similar terms and types of debt arrangements.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments:

	March 31		September 30
	2011		2010
	Carrying
	Value	Fair Value	Carrying Value	Fair Value
Financial Assets
Cash	$15,360	$15,360	$19,639	$19,639
Other receivables	11,865	11,865	9,940	9,940
Consumer loans receivable	4,746	4,746	4,460	4,460
Long term receivable	450	450	450	450
Financial Liabilities
Accounts payable and accrued liabilities	$15,739	$15,739	$17,027	$17,027
Obligations under capital leases	$1,904	$1,904	$1,952	$1,952

(I)	Recent United States Accounting Pronouncements

In 2010, FASB amended ASC Topic 310 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” The ASC significantly expands existing disclosures about the credit quality of financing receivables and their allowance for credit losses. The ASC affects all entities with financing receivables, excluding short-term trade accounts receivable or receivables measured at fair value or lower of cost and fair value. This section is effective for interim and annual reporting periods ending on or after December 15, 2010. The adoption of the provisions of ASC Topic 310 did not have a material impact on the Company’s consolidated financial statements.

In 2010, FASB issued ASU 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Award in the Currency of the Market in Which the Underlying Equity Security Trades a consensus of the FASB Emerging Issues Task Force (Issue No. 09-J).” The Task Force reached a consensus that an employee share-based payment with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trade should be considered an equity classified award assuming all other criteria for equity classification are met. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning, on or after December 15, 2010.  The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE AND SIX MONTHS ENDED MARCH 31, 2011, AND 2010 (Unaudited)

(in thousands, except share and per share amounts)

Note 14 - U.S. GAAP Reconciliation (continued)

(J)	Recent United States Accounting Pronouncements Not Yet Adopted

In December 2010, FASB issued ASU 2010-28, “When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts”. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. This ASU is effective for fiscal years, and interim periods within those years, beginning on or after December 15, 2010. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In December 2010, FASB issued ASU 2010-29, “Disclosure of Supplementary Pro Forma Information for Business Combinations”. The objective of this Update is to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The Task Force reached a consensus that if an entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. This ASU is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In January 2011, FASB issued ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings”. This ASU delays the effective date of the disclosures about troubled debt restructuring in ASU 2010-20. The guidance is anticipated to be effective for interim and annual period ending after June 15, 2011. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.

In April 2011, FASB issued ASU 2011-02, "A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring". This ASU provides clarification on the guidance in evaluating whether a restructuring constitutes a troubled debt restructuring. In addition, this ASU clarifies that a creditor is precluded from using the effective interest rate test in the debtor's guidance on restructuring of payables when evaluating whether a restructuring constitutes a troubled debt restructuring. The guidance is anticipated to be effective for the first interim or annual period beginning on or after June 15, 2011. The Company is evaluating the impact of the adoption of this ASU on its consolidated financial statements.